PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 26, 2007

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF ADDITIONAL TRILOGY ENERGY TRUST UNITS

Paramount Resources Ltd. ("Paramount") and Clayton H. Riddell, Paramount's controlling shareholder, acquired, directly and indirectly, an aggregate of 2,230,719 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.4% of Trilogy's currently outstanding trust units) since the beginning of October 2007 through purchases over the Toronto Stock Exchange ("TSX") and acquisitions under Trilogy's Distribution Reinvestment Plan ("DRIP").  Paramount and Clayton H. Riddell acquired, directly and indirectly, an aggregate of 1,222,261 trust units of Trilogy from April 2005 to the end of September 2007 through purchases over the TSX and acquisitions under Trilogy's DRIP.   Purchases over the TSX were at the prevailing market price and acquisitions under the DRIP were from Trilogy's treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP.  Immediately following the spinout of Trilogy from Paramount in April 2005, Paramount and Clayton H. Riddell held, directly and indirectly, 46,268,765 trust units of Trilogy or approximately 58.5% of Trilogy's then outstanding trust units and currently hold in aggregate, directly and indirectly, 49,721,745 trust units of Trilogy or approximately 52.9% of Trilogy's currently outstanding trust units.

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.  Paramount and/or Clayton H. Riddell may in the future increase or decrease their respective holdings in Trilogy depending on market conditions or other relevant factors.  This news release is being issued pursuant to section 176 of the Securities Act (Alberta) and will be filed on the System for the Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994